As filed with the U.S. Securities and Exchange Commission on August 28, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

Registration Statement
Under the Securities Act of 1933

GWIN, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	04-3021770
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5052 South Jones Boulevard
Las Vegas, Nevada 89118
(702) 967-6000
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

GWIN, INC. 2006 STOCK INCENTIVE PLAN
(Full Title of the Plan)

Wayne Allyn Root, Chief Executive Officer
5092 South Jones Boulevard
Las Vegas, Nevada 89118
(702) 967-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Clayton E. Parker, Esq.
Matthew L. Ogurick, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
201 South Biscayne Boulevard, Suite 2000
Miami, Florida 33131
Telephone: (305) 539-3300
Telecopier: (305) 358-7095

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount To be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, $0.0001 par value	25,000,000	$0.03	$750,000	$80.25
Total	25,000,000	$0.03	$750,000	$80.25

(1)
Pursuant to Rule 457(h)(1) of the Securities Act of 1933, as amended, the proposed maximum offering price per share, proposed maximum aggregate offering price and amount of registration fee were computed based upon the average of the bid and asking prices of the Company’s common stock on August 23, 2006.

INTRODUCTION

This registration statement on Form S-8 (this “Registration Statement”) is filed by GWIN, Inc. (the “Company” and also referred to herein as “our”, “we” or “us”) relating to 25,000,000 shares of our common stock, par value $0.0001 per share, issuable to our eligible employees, directors and consultants under the GWIN, Inc. 2006 Stock Incentive Plan.

PART I

The documents containing the information specified in Part I of Form S-8 (Plan Information (Item 1) and Registrant Information and Employee Plan Annual Termination (Item 2)) will be sent or given to employees as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents need not be filed with the U.S. Securities and Exchange Commission (the “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents, which include the statement of availability required by Item 2 of Form S-8, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Form S-8 (Part II hereof), taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents have been previously filed by the Company with the SEC and are hereby incorporated by reference into this Registration Statement as of their respective dates:

(a)	The Annual Report of the Company on Form 10-KSB for the year ended July 31, 2005, as filed with SEC on October 28, 2005.

(b)	The Quarterly Report of the Company on Form 10-QSB for the three (3) month period ended October 31, 2005, as filed with the SEC on December 15, 2005.

(c)	The Quarterly Report of the Company on Form 10-QSB for the three (3) month period ended January 31, 2006 as filed with the SEC on March 15, 2006.

(d)	The Quarterly Report of the Company on Form 10-QSB for the three (3) month period ended April 30, 2006 as filed with the SEC on June 14, 2006.

(e)
All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), since the end of the fiscal year covered by the document referred to in (a) above.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, but prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered by this Registration Statement have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement from the date of the filing of such document with the SEC until the information contained therein is superseded or updated by any subsequently filed document that is incorporated by reference into this Registration Statement or by any document that constitutes part of the prospectus relating to the GWIN, Inc. 2006 Stock Incentive Plan that meets the requirements of Section 10(a) of the Securities Act.

ITEM 4. DESCRIPTION OF SECURITIES

General

The current authorized capital stock of our Company consists of One Hundred Fifty Million (150,000,000) shares of common stock, par value $0.0001 per share and Five Million (5,000,000) shares of preferred stock, par value $0.0001 per share. The following description is a summary of the capital stock of our Company and contains the material terms of our capital stock. Additional information can be found in our Certificate of Incorporation (as amended) and our By-laws.

Common Stock

The Company is authorized to issue One Hundred Fifty Million (150,000,000) shares of Common Stock, par value $0.0001 per share.

All shares have equal voting rights and are not assessable. Voting rights are not cumulative, and, therefore, the holders of more than fifty percent (50%) of our Common Stock could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, our assets, after the payment of liabilities and any liquidation preferences on outstanding preferred stock, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares. The shares of Common Stock presently outstanding are, and the shares of Common Stock to be issued pursuant to this offering will be, upon issuance, fully paid and nonassessable.

Holders of common stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor. We have not paid any cash dividends on our common stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of August 28, 2006, there are 107,183,180 shares of Common Stock issued and outstanding and 41,616,820 shares reserved for future issuance pursuant to our anticipated financing with Cornell Capital Partners, LP.

Preferred Stock

The Company is authorized to issue Five Million (5,000,000) shares of preferred stock, par value $0.0001 per share.

On August 3, 2006, the Company filed a Certificate of Designation of Series A Preferred stock (the “Designation”) with the Secretary of the State of the State of Delaware pursuant to which the Company designated 462,222 shares of Convertible Series A Preferred for purposes of issuing such 462,222 shares to our Chief Executive Officer, Mr. Wayne Allyn Root, as partial consideration for the forgiveness of certain indebtedness the Company owes to Mr. Root. The holders of Series A Preferred stock shall have full voting rights and powers, and they shall be entitled to vote on all matters as to which holders of Common Stock shall be entitled to vote, voting together with the holders of Common Stock as one (1) class; and holders of shares of Series A Preferred stock shall be entitled to cast, for each share of Series A Preferred stock, a number of votes equal to two hundred fifty (250) shares of Common Stock. Furthermore, all shares of Series A Preferred stock then outstanding shall automatically convert without any further action of the holders thereof into shares of Common Stock at the Conversion Rate (as defined below) immediately upon the earlier of (i) thirty-six (36) months after the Original Issue Date (as such term is defined in the Designation) (ii) at the option of the holders thereof or (iii) upon the Sale (as such term is defined in the Designation) of the Corporation. The number of shares of Common Stock to be issued upon conversion of shares of any Series A Preferred Stock shall be issued at the rate of ten (10) shares of Common Stock for every one (1) share of Series A Preferred Stock (the “Conversion Rate”). The Series A Preferred stock shall, with respect to rights on liquidation, dissolution or winding up, rank (a) on a parity with the Common Stock (as if the Series A Preferred stock had been converted into Common Stock), and (b) junior to any other class of preferred stock established after the Original Issue Date (as defined in the Certificate of Designation) by the Board of Directors, the terms of which expressly provide that such class will rank senior, as to liquidation rights or otherwise, to the Series A Preferred stock.

Shares of our preferred stock may be issued in series from time to time with such designations rights, preferences and limitations as our Board of Directors may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists, therefore, that preferred stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without stockholder approval. The issuance of preferred stock may have the affect of delaying or preventing a change in control of GWIN, Inc. without any further action by stockholders.

Options

The Company had no options outstanding as of August 28, 2006.

Warrants

The Company issued no warrants during the fiscal year ended July 31, 2006.

Securities Issued To Laurus Master Fund, Ltd.

On December 1, 2004, the Company closed on a transaction with Laurus Master Fund Ltd. (“Laurus”) in which the Company borrowed $600,000 from Laurus pursuant to a $600,000 Convertible Term Note (the “Note”) as a provision of the Note the Company registered 9,969,900 shares of Common Stock and the accompanying warrants for potential conversion and the Company issued a seven (7) year warrant to purchase 2,666,667 shares of the Company's common stock at an exercise price of $0.09 per share. The Note is due in three (3) years, bears interest at thirteen percent (13%), with the interest being payable monthly; and principal payments are amortized over the term of the loan with the first payment due February 1, 2005; and the payments of principal and interest may be paid using shares of the Company's Common Stock at a price of $0.073, subject to adjustment, if certain conditions are met.

The Note is secured by (a) a personal guaranty of Mr. Wayne Allyn Root, the Company’s Chief Executive Officer; (b) a pledge by Mr. Root of shares of the Company; (c) an assignment of all of the funds which are released from certain credit card security accounts; and (d) a master security agreement covering all of the assets of the Company.

The loan and sale of the warrant were made pursuant to a Securities Purchase Agreement with Laurus. Laurus has no relationship with the Company or any of its affiliates other than the fact that Laurus entered into a similar transaction with the Company in 2002, and the Company still owed to Laurus approximately $350,000 as of July 31, 2006 on the original loan transaction. The Company paid to Laurus Capital Management, LLC, the Manager of Laurus, a fee of $21,000 plus $10,000 for its expenses.

Dividends

The Company has not declared or paid cash dividends on its Common Stock since its inception and does not anticipate paying such dividends in the foreseeable future. The payment of dividends may be made at the discretion of the Board of Directors at that time and will depend upon, among other factors, on the Company’s operations.

Anti-Takeover Effects Of Provisions Of The Certificate Of Incorporation, By-laws And Delaware Law

Authorized but Unissued Stock. Authorized but unissued shares of Common Stock and preferred stock would be available for future issuance without our stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes including, but not limited to, future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of the Company that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desire of the Board of Directors. A takeover may be beneficial to stockholders because, among other reasons, a potential suitor may offer stockholders a premium for their shares of stock compared to the then-existing market price.

The existence of authorized but unissued and unreserved shares of preferred stock may enable the Board of Directors to issue shares to persons friendly to current management, which would render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company’s management.

Transfer Agent And Registrar

Colonial Stock Transfer, Inc. is the transfer agent and registrar of our common stock. Its address is 66 Exchange Place, Salt Lake City, Utah 84111, and its telephone number is (801) 355-5740.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation (as amended) limits the liability of our directors to the fullest extent permitted by the Delaware Business Corporation Law (“DGCL”). Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for liability for (i) any breach of the duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities law, or (v) any transaction from which the director derives an improper personal benefit. Liability under Federal securities laws are not limited by our Certificate of Incorporation. The DGCL requires that we shall indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in our name. Reference is made to the detailed terms of the Delaware indemnification statute for a complete statement of such indemnification rights. Our By-laws require us to provide indemnification to the fullest extent of the indemnification statute.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we are aware that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Article VI of the Company’s By-laws states that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, or itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Company’s By-laws further provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections I and 2 of Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under Sections 1 and 2 of Article VI (unless ordered by a court) shall be made by the Company only as authorized in the specific ease upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such Sections I and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall be ultimately determined that he is entitled to be indemnified by the Company as authorized in Article VI.

The indemnification provided by Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall insure to the benefit of the heirs, executors and administrators of such a person.

The Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of Article VI.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable.

ITEM 8. EXHIBITS

Exhibit No.	Description of Exhibit	Location

4.1	GWIN, Inc. 2006 Stock Incentive Plan	Provided herewith

5.1	Opinion re: legality of Kirkpatrick & Lockhart Nicholson Graham LLP	Provided herewith

23.1	Consent of Moore Stephens, P.C.	Provided herewith

23.2	Consent of Kirkpatrick & Lockhart Nicholson Graham LLP	Incorporated by reference to Exhibit 5.1 herein

ITEM 9. UNDERTAKINGS

(a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by our Company pursuant to Section 13 or 15(d) of the Securities Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our Annual Report pursuant to Section 13(a) or 15(d) of the Securities Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our Company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Nevada, on August 28, 2006.

GWIN, Inc.

Date: August 28, 2006	By:	/s/ Wayne Allyn Root
Wayne Allyn Root Chief Executive Officer

Date: August 28, 2006	By:	/s/ Jeff Johnson
Jeff Johnson Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated below:

Signatures	Title	Date

/s/ Wayne Allyn Root	Director	August 23, 2006
Wayne Allyn Root

/s/ Douglas R. Miller	Director	August 28, 2006
Douglas R. Miller

/s/ Robert Seale	Director	August 25, 2006
Robert Seale

/s/ Roger Aspey-Kent	Director	August 25, 2006
Roger Aspey-Kent

/s/ Roger L. Harrison	Director	August 23, 2006
Roger L. Harrison